EXHIBIT 99.1
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April 29, 2003



HUSKY ENERGY ANNOUNCES QUARTERLY DIVIDEND


On Tuesday, April 29, 2003, the Board of Directors of Husky Energy Inc. declared a quarterly dividend for the three-month period ended March 31, 2003 of $0.09 (Canadian) per share on its common shares, payable on July 1, 2003 to shareholders of record at the close of business on May 30, 2003.

Husky Energy is a Canadian-based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.


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For further information, please contact


Richard M. Alexander
Vice-President, Investor Relations
& Communications
Husky Energy Inc.
(403) 298-6952

Rocco Ciancio
Manager, Corporate Communications
Husky Energy Inc.
(403) 298-7088.